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05013147

1 December 2005

File No. 040006-0000

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION RECEIVED DEC 06 2005 WASH, D.C. 203

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release title "Yara with strong performance in turbulent markets" dated 30 November, 2005.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

PROCESSED
DEC 1 2 2005
THOMSON
FINANCIAL

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

dlw 12/8

Yara with strong performance in turbulent markets

Oslo (2005-11-30): Yara International ASA continues to show strong performance in more turbulent markets. Higher energy costs and droughts have impacted the fertilizer industry this year. As the company today meets with its major investors and analysts for Yara's second Capital Markets Day, Yara CEO Thorleif Enger presents an optimistic view and an ambitious growth agenda for the company.

Yara's ambition is to further strengthen its position as the world leader in the nitrogen business, developing its low-cost energy platform while increasing its sales of value-added products.

"Our cash flow (EBITDA) has grown considerably during the last five years due to improved underlying performance and better market prices. We want to utilize this platform to further strengthen our company," says President and CEO Thorleif Enger. "Our ambition is to become the industry shaper with respect to return on capital, product leadership and financial discipline within the fertilizer industry".

Yara has delivered steadily improving results for its Downstream and Industrial segments over the last 5 years. The Upstream segment has taken advantage of the high gas price differential that has emerged over recent years between the US and Europe. This has supported good margins for Yara's operations in Europe as the company's energy costs have been lower than the costs for producers using US natural gas.

At the Capital Markets Day Yara updates the future earnings scenario presented last year, and also presents an additional scenario called "US Inland swing". The scenarios are not a prediction of future results, but are "what if" scenarios based on the forward market for energy. Both of the scenarios assume high energy prices, industry overcapacity in all years (more in the Inland swing scenario) and no significant growth. Based on those specific assumptions, the US Coastal swing and US Inland swing scenarios show a calculated average Earnings Per Share of NOK 10.00-12.00 and NOK 7.00-8.00, respectively. It is underlined that these scenarios are based on the future market on 9 November 2005. In an alternative scenario based on 10-year historical average prices and currency rates, and Yara's business model and fixed costs of today, the EPS would have been approximately NOK 9.50 per year.

In line with Yara's strategy, the investments in Rossosh and Burrup earlier this year significantly increase the proportion of Yara's gas purchases in low-cost regions. By 2006, 30% of Yara's natural gas-based production will be in low-cost gas locations. The letter of intent for gas supplies to a further capacity expansion in Qafco (2009/2010) emphasizes the on-going ambition to take further steps in this direction.

With regard to the supply-demand balance Yara highlights world grain stocks that are expected to decline in the 2005-06 agricultural season, despite a record crop harvest during the previous season. The decline in stocks has mainly taken place in countries like China, where consumption of grain has exceeded production for the past five years. Counteracting this positive element, is the fact that there is more new fertilizer capacity coming on stream in 2006 than in 2005.

Fertilizer consumption in the developing countries has shown a steady increase from 14 million tonnes in 1970 to 102 million tonnes in 2004, with a particularly strong growth in the last 10 years. Low grain stocks in the most populous countries have led to increased fertilizer consumption to boost agricultural production. In addition, economic growth and higher standard of living have resulted in increased protein (meat) consumption in countries such as China. Another development driving increased fertilizer consumption is the growing importance of biofuels.

For the Downstream segment, specialty fertilizers continue to show strong growth as an increasing number of cash crop farmers realize the benefits of quality fertilizer. Yara will continue to develop its product portfolio to better serve end-user needs. The organic growth is expected to be the highest in emerging markets.

Within the Industrial segment the focus will be on value-added applications such as environmental products. Yara's cluster of environmental products has demonstrated an annual average growth of 9% since 2001. One example is the removal of NOx emissions from combustion processes. Approximately 300,000 tonnes of NOx was removed by Yara products in 2004, which is more than the total NOx emissions in Norway.

Within the Upstream segment, focus will be on our ammonia position as well as on the work being carried out to improve productivity in our production plants. Our ammonia fleet has a number of different ownership and contractual arrangements, and work has been initiated to evaluate future alternatives.

"We have developed a strong platform for Yara and have positioned ourselves for growth in an industry that will present many attractive opportunities in the years to come. However, in seeking sustainable and profitable growth we will maintain our capital discipline," said Thorleif Enger.

The complete presentation material with speaker notes is found at:
http://www.yara.com/en/investor_relations/presentations/capital_markets_day/index.html

Contact
Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
www.yara.com